May 14, 2009

Thomas Flahie
Interim Chief Financial Officer
WPT Enterprises, Inc.
5700 Wilshire Boulevard, Suite 350
Los Angeles, CA 90036

> **Re: WPT Enterprises, Inc.**
> **File No. 000-50848**
> **Form 10-K: For the Fiscal Year Ended December 28, 2008**
> **Form 10-Q: For the Quarter Ended March 29, 2009**

Dear Mr. Flahie:

We have reviewed your response letter dated May 6, 2009 and have the following comments. We believe you should file an amended Form 10-Q in response to comment number three and revise future filings in response to the other comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that the comments will be complied with, or, if the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K: For the fiscal year ended December 28, 2008

Item 8: Financial Statements and Supplemental Data, page 33

Consolidated Balance Sheet page 36

Accounts Receivable

1. We note your response to our prior comment 5 that Centaurus Games owed you $128,000 as of December 28, 2008 and that the amount was fully reserved for. However, per review of the Consolidated Balance Sheet on page 36, we note the allowance amount was only $4,000. Please reconcile and explain the difference to us.

Note 3: Investments in Debt Securities and Put Rights, page 43

2. We note your response to our prior comment 7. In future filings, please expand your disclosure to include a discussion of your ability to hold the ARS until June 30, 2010 when the put right can be exercised similar to that provided in your response letter to us dated May 6, 2007.

Form 10-Q: For the quarter ended March 29, 2009

Item 1. Financial Statements, page 1

Condensed Consolidated Statement of Cash Flows, page 3

3. We note that you have classified the non-cash change in the value of the ARS portfolio as an investing cash outflow. Because the change in value of the ARS portfolio is a non-cash item, it should be classified as an adjustment to reconcile net loss to net cash provided by operating activities. Therefore, it appears that net cash provided by operating activities should be $154,000 for the quarter ended March 29, 2009. We believe this error is both quantitatively and qualitatively material to your financial statements Please amend your Form 10-Q to restate your condensed consolidated statements of cash flows accordingly.

Note 4: Asset Impairment, page 7

4. We note that you recorded an additional $1 million impairment charge against your investment in Cecure Gaming, LLC in the quarter ended March 29, 2009. Please tell us what specific facts, circumstances and or events changed since December 28, 2009 that resulted in the additional charge being recorded during the first quarter of 2009.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief